FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person* DeGroote Jacques, Dr.	2. Date of Event Requiring Statement (Month/Date/Year) 11/15/02	4. Issuer Name and Ticker or Trading Symbol Black Diamond Industries, Inc.
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give [ ] Other (specify title below) below) _________________________________	6. If Amendment, Date of Original (Month/Date/Year)	7. Individual or Joint/Group Filing (Check applicable box) [X] Form filed by One Reporting Person [ ] Form filed by more than one Reporting person
(Street) c/o Black Diamond Industries, Inc. 150 East Palmetto Park Road Suite 501
(City) (State) (Zip) Boca Raton, Florida 33432	Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $0.001	70,000	I	Reporting Person's interest in the Issuer is held indirectly through his ownership of 2% of the outstanding common shares of DDS Technologies, Ltd., which owns 3,500,000 common shares of the Issuer.

(over)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                           (Print or Type Responses)
*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Form 3 (continued)            Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Date/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Inst. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
None

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C/ 78ff(a).	/s/ Dr. Jacques DeGroote **Signature of Reporting Person	November 25, 2002_ Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.